Mail Stop 0408

      August 25, 2005


By U.S. Mail and Facsimile to (615) 744-5740

Arthur F. Helf
Chairman and Chief Executive Officer
Tennessee Commerce Bancorp, Inc.
381 Mallory Station Road, Suite 207
Franklin, Tennessee 37067

Re:	Tennessee Commerce Bancorp, Inc.
	Amendment No. 1 to Registration Statement on Form 10
      Filed August 5, 2005
	File No. 0-51281

Dear Mr. Helf:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Management`s Discussion and Analysis

Changes in Results of Operations, page 15

1. Please revise to specify the rounding denomination used within the text of the Change in Results of Operations section. We assume the captions would represent either thousands or millions. In the future please apply to all quarterly and annual reports filed pursuant to section 13 or 15(d) of the Securities and Exchange Act of 1934
Act.

Credit Risk Management and Reserve for Loan Losses, page 33

2. Please revise the Net (Charge-off)/Recoveries for each loan category to reflect the gross amounts of the charge-offs and recoveries separately. Refer to Item IV.A of Industry Guide III. In the future please apply to all quarterly and annual reports filed pursuant to section 13 or 15(d) of the Securities and Exchange Act of
1934 Act.

Quantitative and Qualitative Analysis of Market Risk, page 39

3. Please tell us why the increased interest rate scenarios shown in the Interest Income and Expense under Rate Shock table does not contain values beyond the Net Interest Income shown on the first line. Revise the table as needed.

4. Revise the narrative provided with the Interest Income and Expense under Rate Shock table to include a discussion of the economic impacts in an increasing interest rate environment. For example, loan prepayments and refinancing will decrease the value of the loan portfolio as interest rates rise. Please refer to Regulation S-K Item
305 (a)(1)(ii)(A&B).

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.





	You may contact Paula Smith, Staff Accountant, at (202) 551-
3696
or John Nolan, Accounting Branch Chief, (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at
(202) 551-3418 with any other questions.

								Sincerely,



William Friar
Senior Financial Analyst

cc:	Mark Miller, Esq.
	Baker Donelson Bearman Caldwell & Berkowitz
	Commerce Center, Suite 1000
	211 Commerce Street
	Nashville, Tennessee 37201
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Arthur F. Helf
Tennessee Commerce Bancorp, Inc.
August 25, 2005
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